

September 9, 2021

David McKay
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

      Re: Royal Bank of Canada
          Registration Statement on Form F-3
          Filed August 31, 2021
          File No. 333-259205

Dear Mr. McKay:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance